
October 28, 2015

Mail Stop 4546

<u>Via E-mail</u>
Brent K. Bloss
Senior Vice President, CFO and Treasurer
Waddell & Reed Financial, Inc.
6300 Lamar Avenue
Overland Park, Kansas 66202

> **Re: Waddell & Reed Financial, Inc.**
> **Form 10-K for the Year Ended December 31, 2014**
> **Filed February 27, 2015**
> **File No. 001-13913**

Dear Mr. Bloss:

We have reviewed your response letter dated October 19, 2015 and have the following additional comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2014

ITEM 7.   Management's Discussion and Analysis of Financial Condition and Results of Operations, Liquidity and Capital Resources, page 38

1.   We note your response to prior comment one regarding your seeded investments. In order to help us further evaluate the accounting for these seeded investment funds, please respond to the following:

- Separately quantify how much of your seeded investments fall below a 20% ownership interest, a 20-50% ownership interest, and a greater than 50% ownership interest as of December 31, 2014, June 30, 2015, and September 30, 2015.

- Please describe in greater detail the market volatility that occurred during the third quarter of 2015 and discuss the types of seeded investments impacted.   Specifically, we note your disclosure in your Form 8-K filed October 27, 2015 that you recognized $15.3 million in unrealized losses on seed investments.   As part of your response, please tell us whether this represents the unrealized losses on all of your seeded investments, or whether this is only a portion of the seeded investments for which you have an ownership interest below 20%.

- We note from page 2 of your response that you earn fee revenues from your seeded investment funds throughout the period in which you have an ownership interest. Please quantify the amount of fee revenues earned from the investments for which you have a 20-50% ownership interest for the years ended December 31, 2013 and 2014, and six and nine months ended June 30, 2015 and September 30, 2015, and separately for the funds for which you have a greater than 50% ownership interest for the years ended December 31, 2013 and 2014.

- We note from page 3 of your response letter that you plan to apply the equity method of accounting for the seed investments in which your own an interest between 20-50%. Please tell us how you plan to account for the change in accounting, quantify the effect of the change in accounting, clarify whether it is for all your investments in which you own an interest between 20-50%, or just the ones with a material amount of volatility during the period, and clarify whether you would plan to account for all seed investments where you have a 20-50% interest on the equity method of accounting going forward, or whether you plan to continue to evaluate for materiality each period and revise your accounting policy based on materiality. Additionally, describe for us the type of disclosure you plan to make in your next Form 10-Q regarding this change in accounting.

- We note per page 3 of your response that you have concluded the seed investments in the pooled investment funds are variable interest entities, but qualify for the deferral afforded by ASU 2010-10. Your response also goes on to state that you have historically concluded that the variable interest disclosure requirements for the LLC investments are immaterial to your consolidated financial statements as a whole, as you are not the primary beneficiary of the LLC investments. Please explain in more detail how you concluded you were not the primary beneficiary of the LLC investments, even when you hold all, or the majority of the ownership interest in the LLC investment.

- Please provide us with detailed analysis pursuant to the guidance in ASC 250-10-S99 as to how you determined that not consolidating the funds for which you own a majority interest, and not applying the equity method of accounting for the seeded funds for which you have a 20-50% ownership interest was not material to your annual financial statements in the three-year period covered by current Form 10-K.

Item 9A. Controls and Procedures, page 45

2.   We note from your response that you assess the materiality of not consolidating your majority owned seed money investments or applying the equity method of accounting for seed money investments for which you own between 20% and 50%. Please explain how often this materiality analysis is performed (quarterly, annually, etc.) and how you believe these procedures serve as an appropriate control when assessing the effectiveness of your disclosure controls and procedures and internal control over financial reporting as of December 31, 2014, particularly in light of the fact that you are revising the accounting for certain of your seed investments in the third quarter of 2015 as non-compliance with GAAP became material.

        You may contact Svitlana Sweat at (202) 551-3326 or me at (202) 551-3512 with any questions.

                                Sincerely,

                                /s/ Stephanie L. Sullivan

                                Stephanie L. Sullivan
                                Senior Assistant Chief Accountant
                                Office of Financial Services